UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Nos.:	002-09048 333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

An exhibit is filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$15,000,000,000 global covered bond program shelf registration statement on Form F-3 (File No. 333-188984).

The exhibit filed herewith is Exhibit 1.2, an underwriting agreement dated as of April 19, 2016 (the "Underwriting Agreement") in connection with the issuance of U.S.$2,500,000,000 aggregate principal amount of 1.875% covered bonds due 2021. A form of the Underwriting Agreement was previously filed with the Commission as Exhibit 1.1.

The exhibit filed herewith is Exhibit 23.2, a consent of KPMG dated as of April 19, 2016 in connection with the use of its report on assessment of compliance with applicable servicing criteria for covered bonds by The Bank of Nova Scotia dated January 29, 2016, filed as an exhibit to the Form 10-K of the Guarantor LP filed on January 29, 2016.

Exhibit Number	Description of Exhibit
1.2	—	Underwriting Agreement, dated as of April 19, 2016, by and among the Bank, Guarantor LP, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc.
23.2	—	Consent of KPMG, dated as of April 19, 2016

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

By:	_/s/ Ian Berry____ ____________________ Name: Ian Berry Title: Managing Director & Head, Funding

SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	_/s/ Christy Bunker____ _______________ Name: Christy Bunker Title: Vice President

Date: April 20, 2016